Exhibit 2.1

         OFFER TO THE SHAREHOLDERS OF GAMECASTERS, INC.

    RE: PURCHASE OF OUTSTANDING SHARES OF GAMECASTERS, INC.

Dear Shareholder,

  Venturetech, Inc., an Idaho Corporation ("Venturetech") hereby offers to purchase from the shareholders of Gamecasters, Inc.
("Gamecasters"), a Nevada Corporation, a minimum of 80% of their shareholdings on the following terms:

  Shares to Be Purchased:   Gamecasters Common Shares, having a
                            par value of $0.001 per share.

  Deadline for Acceptance of Offer to Purchase:   December 28, 2000
  Consideration: For each 9 common shares tendered under this offer
    Venturetech offers:

I.  Two restricted common shares
II. One restricted preferred shares, each of which entitles the holder to full voting privileges, participation in dividends as declared, preference to common shareholders in the event of a wind-up of the company and the right to convert at any time into 10 common shares.
III. Two preferred share purchase warrants priced at $.50. Each warrant entitles the holder to purchase a preferred share as described in No. 2, above. The term of the warrant shall be 5 years from date of purchase.
Due Diligence: Prior to closing, Venturetech shall be provided all information required in order to confirm its understanding of the financial and legal condition of Gamecasters. Should the due diligence process reveal areas or facts that impair the value of the shares being acquired, Venturetech shall have the right to amend or withdraw its offer without penalty.
Closing: Closing shall take place on or before February 28, 2001. Signed this 27th Day of December, 2000
William D Baker,

Chief Executive Officer
I accept the offer and tender my _______________________ Gamecasters shares this 28th day of December, 2000

Signature


___________________________